Exhibit 99.3

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

NICE Ltd.

TO THE HOLDERS OF ORDINARY SHARES OF
NICE Ltd.

Special General Meeting of Shareholders

The Board of Directors recommends you vote FOR the following proposals:

	FOR	AGAINST	ABSTAIN
By voting, by means of the enclosed proxy card or a voting instruction form, each shareholder will be deemed to confirm that such shareholder is NOT a controlling shareholder and does NOT have a relevant personal interest in Proposal 1 and Proposal 2. If you are a controlling shareholder or have a relevant personal interest in the above proposals (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally), please notify the Company's Corporate Secretary and General Counsel, at +972-9-775-3777 or Alon.Levy@nice.com.

Res. 1. To approve the Company's Compensation Policy for executive officers and directors;	☐	☐	☐

Res. 2. To approve the CEO Compensation Terms.	☐	☐	☐

	Yes	No
I/we plan to attend the Special General Meeting	☐	☐

Shareholders entitled to notice of and to vote at the special general meeting shall be determined as of April 30, 2026, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the special general meeting or any adjournments thereof.

Sign below	Date:

The vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF OWNERSHIP AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

NICE LTD.

13 Zarchin Street, Ra’annana, Israel
________________________

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF NICE LTD.
________________________

The undersigned, a shareholder of NICE Ltd. (the “Company”), an Israeli corporation, hereby appoints Alon Levy, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the special general meeting of shareholders of the Company to be held at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel, on May 28, 2026, at 15:00 Israel time, or at any adjournment thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT IS NOT A CONTROLLING SHAREHOLDER AND DOES NOT HAVE A RELEVANT PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL 1 OR PROPOSAL NO. 2, AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THESE PROPOSALS. IF YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A RELEVANT PERSONAL INTEREST IN PROPOSAL 1 OR PROPOSAL 2, PLEASE NOTIFY COMPANY’S CORPORATE SECRETARY AND GENERAL COUNSEL AT +972-9-775-3777 or Alon.Levy@nice.com.

PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A “CONTROLLING SHAREHOLDER”.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF OWNERSHIP IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES.